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Attn:	Kathleen Krebs
Joshua Shainess

Division of Corporation Finance Office of Technology

Re:	Nexters Inc.
Post-Effective Amendment No. 3 to Form F-1
Filed July 12, 2022
File No. 333-259707

To the addressees set forth above:

On behalf of our client, Nexters Inc. (together with its subsidiaries, the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated August 12, 2022 (the “Comment Letter”) with respect to the Post-Effective Amendment No. 3 (“POS AM No. 3”) to the Registration Statement of the Company on Form F-1 (File No. 333-259707), filed with the Commission on July 12, 2022 (the “Registration Statement”). An electronic version of the Company’s Post-Effective Amendment No. 4 (“POS AM No. 4”) to the Registration Statement, which has been revised to address the Staff’s comments to POS AM No. 3, has been concurrently filed with the Commission through its EDGAR system.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Post-Effective Amendment No. 3 to Form F-1 filed July 12, 2022

Cover Page

1.	In light of the continuing trading suspension of your shares by Nasdaq, address how potential purchasers will determine the value of the shares being offered and how they will be able to resell the shares. Provide this disclosure throughout the prospectus, including the prospectus cover page, prospectus summary, risk factors and plan of distribution.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has updated the disclosure on the cover page and pages 7, 45 and 155 of the prospectus included in POS AM No. 4 accordingly.

Latham & Watkins is the business name of Latham & Watkins (London) LLP, a registered limited liability partnership organised under the laws of New York and authorised and regulated by the Solicitors Regulation Authority (SRA No. 203820). A list of the names of the partners of Latham & Watkins (London) LLP is open to inspection at its principal place of business, 99 Bishopsgate, London EC2M 3XF, and such persons are either solicitors, registered foreign lawyers, or managers authorised by the SRA. We are affiliated with the firm Latham & Watkins LLP, a limited liability partnership organised under the laws of Delaware.

*In cooperation with the Law Firm of Salman M. Al-Sudairi LLC

September 1, 2022 Page 2

Russian Geopolitical and Economic Risks, page 56

2.	You disclose that, "as part of our strategic plans to eliminate our exposure to Russia, we reallocated the revenue streams associated with our bookings generated through the Russian social networks to a Russian subsidiary." Please clarify how this action reduces or eliminates your exposure to Russia. In addition, you indicate in a Form 6-K furnished on 7/12/22 that you plan to divest the company of its Russia-based subsidiaries by transferring its gaming business in Russia to the local management. Please discuss how this will affect the reallocation of your bookings. Explain whether this would divest the company of its gaming business in Russia or, if not, what this transfer would mean for this part of your business.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has updated the disclosure on pages 57 to 58 of the prospectus included in POS AM No. 4 accordingly.

General

3.	Refer to prior comment 7 regarding the extent and nature of the role of the board of directors in overseeing risks related to Russia’s invasion of Ukraine. Please include the material substance of your response to this comment in your disclosure.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has updated the disclosure on pages 2 to 3 of the prospectus included in POS AM No. 4 accordingly.

*    *    *    *

September 1, 2022 Page 3

We hope that the foregoing has been responsive to your comments. Please do not hesitate to contact me by telephone at +44 207 710 3098 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ J. David Stewart
J. David Stewart
of LATHAM & WATKINS LLP

Enclosure
cc:	Andrey Fadeev, Nexters Inc.
Alexander Karavaev, Nexters Inc.
Yulia Dementieva, Nexters Inc.
Yoseph Choi, Latham & Watkins LLP